AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 27, 1999
                        REGISTRATION NO. 333-____________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                ---------------

                                  FORM S-8/S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                QUEPASA.COM, INC.
             (Exact name of registrant as specified in its charter)

             NEVADA                                               86-0879433
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

             400 E. VAN BUREN, FOURTH FLOOR, PHOENIX, ARIZONA 85004
                    (Address of Principal Executive Offices)

          QUEPASA.COM, INC. AMENDED AND RESTATED 1998 STOCK OPTION PLAN
                              (Full Title of Plan)

                                GARY L. TRUJILLO
                                QUEPASA.COM, INC.
                         400 E. VAN BUREN, FOURTH FLOOR
                                PHOENIX, AZ 85004
                                 (602) 716-0100
 (Name, Address and Telephone Number, including Area Code, of Agent for Service)

                                    COPY TO:
                               JEFFREY M. KNETSCH
                         BROWNSTEIN HYATT & FARBER, P.C.
                             410 SEVENTEENTH STREET
                                   22ND FLOOR
                             DENVER, COLORADO 80202
                                 (303) 223-1100

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                       Proposed Maximum     Proposed Maximum
      Title of Securities            Amount to be     Offering Price per   Aggregate Offering        Amount of
        to be Registered            Registered (1)           Share                Price          Registration Fee
--------------------------------- ------------------- -------------------- -------------------- --------------------
Common Stock, $.001 par value           55,000             $1.00 (2)              $55,000              $14.52
per share                               37,500             $1.50 (2)              $56,250              $14.85
                                       500,000             $7.00 (2)           $3,500,000             $924.00
                                         5,000             $7.63 (2)              $38,150              $10.07
                                       755,000             $7.75 (2)           $5,851,250           $1,544.73
                                       533,000             $8.00 (2)           $4,264,000           $1,125.70
                                        35,000             $8.25 (2)             $288,750              $76.23
                                         5,000             $8.88 (2)              $44,400              $11.72
                                        25,000             $9.50 (2)             $237,500              $62.70
                                       170,000            $10.00 (2)           $1,700,000             $448.80
                                        15,000            $10.38 (2)             $155,700              $41.10
                                        50,000            $11.00 (2)             $550,000             $145.20
                                       165,000            $11.44 (2)           $1,887,600             $498.33
                                         5,000            $11.75 (2)              $58,750              $15.51
                                       110,000            $11.81 (2)           $1,299,100             $342.96
                                        15,000            $12.00 (2)             $180,000              $47.52
                                        61,000            $12.13 (2)             $739,930             $195.34
                                       100,000            $12.81 (2)           $1,281,000             $338.18
                                        20,000            $13.75 (2)             $275,000              $72.60
                                        10,000            $14.00 (2)             $140,000              $36.96
                                       200,000            $15.00 (2)           $3,000,000             $792.00
                                        10,000            $17.75 (2)             $177,500              $46.86
                                        10,000            $18.50 (2)             $185,000              $48.84
                                     2,863,500            $12.72 (3)          $36,423,720           $9,615.86
====================================================================================================================

(1) Pursuant to Rule 416(a), this Registration Statement also covers an indeterminate number of additional securities that may be issuable by reason of stock splits, stock dividends or similar transactions.
(2) Estimated in accordance with Rule 457(h) solely for the purpose of calculating the registration fee based upon the prices at which the options may be exercised.
(3) Estimated in accordance with Rule 457(h) solely for the purpose of calculating the registration fee on the basis of $12.72 per share (the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on December 17, 1999) for the 2,863,500 additional shares reserved for issuance under the quepasa.com, inc. Amended and Restated 1998 Stock Option Plan.

                                RESALE PROSPECTUS

                                QUEPASA.COM, INC.

                     UP TO 5,755,000 SHARES OF COMMON STOCK

         THAT THE SELLING STOCKHOLDERS MAY RESELL UNDER THIS PROSPECTUS

                              -------------------

         You should read this resale prospectus carefully before you invest. The stockholders of quepasa.com, inc. listed below may offer and resell up to 5,755,000 shares of our common stock under this resale prospectus for their own accounts. quepasa.com, inc. will not receive any proceeds from the resale of these shares by the selling stockholders.

         We issued these shares to the selling stockholders under our stock option plan.

         The selling stockholders may offer their common stock through public or private transactions, at prevailing market prices or at privately negotiated prices. These future prices are not currently known.

         quepasa.com, inc. common stock is traded on the Nasdaq National Market under the symbol "PASA". On December 23, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $13.625 per share.

         See "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of common stock.

                              -------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                The date of this prospectus is December 27, 1999.

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Risk Factors............................................................     4
Our Business............................................................    11
Selling Stockholders....................................................    11
Plan of Distribution....................................................    13
Information Incorporated by Reference...................................    14
Where You Can Find More Information Regarding quepasa.com, inc..........    15
Indemnification and SEC's Position on Enforceability....................    16

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company.

OUR OPERATING HISTORY IS EXTREMELY LIMITED

We were incorporated in June 1997 and have not generated significant revenue from our quepasa.com Web site. Accordingly, we have a limited operating history upon which an investor can evaluate us, and our prospects are subject to the risks and uncertainties encountered by companies that operate in the new and rapidly evolving Internet market.

These risks include, among others, our ability to:

         o    expand the contents and services on our Web site;
         o    maintain and increase levels of traffic on our Web site;
         o    increase awareness of our quepasa.com brand;
         o    attract advertisers and sponsors to our Web site;
         o    generate significant revenues from e-commerce;
         o    respond effectively to competitive pressure;
         o    maintain our current, and develop new, strategic relationships;
         o recruit and retain personnel, including sales, content and technology personnel;
         o    anticipate and adapt to developing markets;
         o    upgrade and develop our systems and infrastructure;
         o respond to any failure of our network and to handle efficiently our Web traffic; and
         o    manage our rapidly expanding operations.

If we are unsuccessful in addressing these and other risks, our business, financial condition and results of operations will be materially and adversely affected.

WE EXPECT FUTURE LOSSES AND MAY NEED MORE CAPITAL

We have never been profitable. As of September 30, 1999, we had an accumulated deficit of approximately $27.7 million. Our limited operating history and the uncertainty of the Internet market in which we operate our business make any prediction of our future results of operations difficult or impossible. We have increased considerably our operating expenses since the closing of our initial public offering in June, 1999, particularly advertising expenses to develop and extend our quepasa.com brand, expenses to develop our own internal sales force and expenses relating to content and features that we intend to develop, purchase or otherwise acquire and add to our Web site. We also expect our expenses to increase from our distribution agreement with NetZero, Inc. and from any other future marketing agreements and strategic acquisitions that we may effect. Our revenue does not currently cover these expenses, and we do not anticipate that it will in the near future. As a result, we will continue to incur significant losses and may need to raise additional capital. We cannot assure that we will be able to raise additional capital and we do not know what the terms of such capital raising would be. Any future sale of our equity securities would dilute the ownership and control of our stockholders and could be at prices substantially below the offering price.

WE WILL BE UNABLE TO GENERATE SUFFICIENT ADVERTISING REVENUE IF OUR TARGET AUDIENCE DOES NOT ACCEPT OUR PRODUCTS AND SERVICES

We have only recently begun to promote our site and we cannot give assurances that the Spanish-speaking population will accept our products and services or that we will attract repeat users to our Web site. Because the market for our products and services is new and evolving, it is difficult to predict the future growth rate, if any, and the size of the market we have targeted. If the market develops more slowly than we expect or becomes saturated with competitors, or if our products and services are not accepted by the market, we will be unable to generate enough advertising revenue to offset our expenses and to earn profits.

OUR INABILITY TO DEVELOP THE QUEPASA.COM BRAND WILL SIGNIFICANTLY REDUCE OUR ADVERTISING REVENUE

We intend to spend a significant portion of the net proceeds from our initial public offering to create and sustain a distinct brand loyalty among our targeted population of Internet users. We believe that establishing and maintaining the quepasa.com brand is of critical importance to our efforts to attract and expand our user base and our advertising, sponsorships and e-commerce revenues. We also believe that brand recognition will become more important due to the increasing number of Internet sites. Promotion and enhancement of the quepasa.com brand will depend largely on our success in providing high quality products and services and Web site content that is of interest to the worldwide Spanish-speaking population. We cannot assure that success. Even if our desired results are achieved, it is likely that we will expend significant additional amounts in further developing and maintaining brand loyalty. Failure to develop brand loyalty among our users could result in our being unable to generate enough advertising revenue to offset our expenses and to earn profits.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF THE INTERNET DOES NOT BECOME WIDELY ACCEPTED AS A MEDIUM FOR ADVERTISING AND E-COMMERCE

We will need revenue from the sale of advertisements on our Web pages to offset expenses. At the present time, Web advertisers generally enter into only short-term advertising contracts. Because Web site advertising is a new phenomenon, few advertisers have significant experience with the Web as an advertising medium. Consequently, many advertisers have not devoted a substantial portion of their advertising expenditures to Web-based advertising, and may not find Web-based advertising to be effective for promoting their products and services as compared to traditional print and broadcast media.

No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and we can give no assurance that such standards will be developed or adopted sufficiently to sustain Web-based advertising as a significant advertising medium. We cannot give assurances that banner advertising, the predominant revenue producing mode of advertising currently used on the Web, will be accepted as an effective advertising medium or that we can effectively transition to any other forms of Web-based advertising, should they develop. Recently, software programs became available that limit or remove advertisements from an Internet user's desktop. This software, if generally adopted by users, may materially and adversely affect Web-based advertising.

OUR WEB SITE OPERATIONS COULD BE IMPAIRED IF WE LOSE THE SERVICES OF THIRD PARTY TECHNOLOGY AND CONTENT PROVIDERS

Our business depends upon third parties, including providers of technology, infrastructure, content and features.

We supplement our Web site directory listings with Web search results provided by Inktomi under a non-exclusive agreement. We depend upon Inktomi for ongoing maintenance and technical support to ensure accurate and rapid presentation of search results to users of our Web site. Termination of our relationship with Inktomi or Inktomi's failure to renew our agreement upon expiration could result in substantial additional costs to us in developing or replacing technology. We also rely upon Exodus and GTE for our Internet and e-mail connections. Any interruption in the Internet access provided by Exodus or GTE or any other provider of access could disrupt our Web site operations and impair relations with our users.

We license content, including technology and related databases, from third parties for portions of our quepasa.com Web site, including news from Associated Press, Reuters, Hispanic Business and EFE News Services, weather from WeatherLabs, stock quotes and other stock information from Zacks Investment Research and sports scores and statistics from STATS, Inc. Any errors, delays or failures experienced in connection with these third party technologies and services could have a negative effect on our relationship with users of our Web site, could materially and adversely affect our brand and our business and could subject us to liability to third parties for business negligence such as defamation or libel.

SYSTEM FAILURE COULD DISRUPT OUR WEB SITE OPERATIONS

The continued and uninterrupted performance of our hardware and software is critical to our reputation and our success in attracting traffic to our Web site. Users of our site and our services, such as our e-mail services, may become dissatisfied by system failures that may limit our Web site services. Sustained or repeated system failures could significantly reduce the traffic on our Web site and may impair our reputation and brand name. Our operations depend on our ability to protect our computer systems from damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events.

The number of pages of information transmitted over our network, commonly referred to as "page views," has continued to increase over time. We are actively trying to increase our level of page views. As a result, our network must accommodate a high volume of traffic, often at unexpected times. We have experienced periodic capacity constraints in terms of our ability to serve our increasing user volumes. In addition, we have had reliability problems with two of our internally developed applications, chat and e-mail. We are currently investigating outsourcing these two applications. We are in the process of improving our network infrastructure to ensure that we will be able to handle future increases in traffic. We are migrating our platform and our applications to a Unix platform using Sun Microsystems servers. We do not anticipate that this migration process, which is expected to be completed in the first half of 2000, will affect the continuous operations of our network. However, any break in the continuous operations of our network could have a material adverse effect on our company.

We may from time to time experience interruptions due to several factors including hardware failures, unsolicited bulk e-mail and operating system failures. Because our revenues depend on the number of users of our network, we will be adversely affected if we experience frequent or long system delays or interruptions. If delays or interruptions continue to occur our users could perceive our network as being unreliable, traffic on our Web site could deteriorate and our brand could be adversely affected. Any failure on our part to minimize or prevent capacity constraints or system interruptions could have an adverse effect on our company.

We may not carry enough business interruption insurance to compensate for losses that may occur as a result of any of these events. We also depend upon Internet browsers and Internet service providers that provide users with access to the Internet and our Web site. Users may experience difficulties due to system failures unrelated to our systems. Any disruption in Internet access by Internet service providers and other third party access providers, or any failure of such providers to handle higher volumes of user traffic, could disrupt our Web site operations and impair relations with our users.

OUR MANAGEMENT IS INEXPERIENCED AND MAY NOT BE ABLE TO MANAGE OUR GROWTH

Several executive officers and members of our board of directors have joined us recently, our management team has worked together for only a short time, and none of our executive officers has extensive experience managing a rapidly growing business enterprise. Any growth we experience will place a significant strain on our management and financial resources. Any inability of our management to manage growth effectively could significantly increase our operating expenses, impair our marketing efforts and limit the development of our Web site.

GROWTH OF OUR WEB SITE MAY BE LIMITED BY GOVERNMENTAL LAWS AND REGULATIONS

Government regulation has not materially restricted use of the Internet in our markets to date. However, the legal and regulatory environment pertaining to the Internet remains relatively undeveloped and may change. New laws and regulations may be adopted with respect to the Internet, and existing laws and regulations could be applied to the Internet, including, among other things, laws and regulations regarding sales and other taxes, user privacy, pricing controls, characteristics and quality of products and services, consumer protection, cross-border commerce, libel and defamation, intellectual property matters and other laws and regulations based on the nature and content of Internet materials. Any laws or regulations adopted in the future affecting the Internet could subject us to substantial liability. Such laws or regulations could also adversely affect the growth of the Internet generally, and decrease the acceptance of the Internet as a communications and commercial medium. In addition, the growing use of the Internet has burdened the existing telecommunications infrastructure. Areas with high Internet use relative to the existing telecommunications structure have experienced interruptions in phone service leading local telephone carriers to petition regulators to govern Internet service providers and impose access fees on them. Such regulations, if adopted in the United States or other places, could increase significantly the costs of communicating over the Internet, which could in turn decrease the demand for our products and services. The adoption of various proposals to impose additional taxes on the sale of goods and services through the Internet could also reduce the demand for Web-based commerce.

A significant barrier to e-commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. Unauthorized persons could attempt to penetrate our network security. If successful, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expand capital and resources to protect against or to alleviate these problems. Security breaches could have a material effect on our business, financial condition and results of operations.

WE MAY FACE LIABILITY FOR INFORMATION CONTENT AND COMMERCE-RELATED ACTIVITIES

Because materials may be downloaded by the services that we operate or facilitate and the materials may subsequently be distributed to others, we could face claims for errors, defamation, negligence, or copyright or trademark infringement based on the nature and content of such materials. We could also be exposed to liability because of the listings that we select and make available through our Web site, or through content and materials posted by users in chat room and message board services that we provide. We could face personal injury or other product liability claims arising from the use of products sold through our Web site. We offer e-mail services, which expose us to potential liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in email service. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

Although we carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our company. In addition, the increased attention focused on liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

COMPETITION FOR INTERNET USERS MAY LIMIT TRAFFIC ON, AND THE VALUE OF, OUR WEB SITE

The market for Internet products and services and the market for Internet advertising and electronic commerce arrangements are extremely competitive, and we expect that competition will continue to intensify. There are many companies that provide Web sites and online destinations targeted to Spanish-language Internet users. Competition for visitors, advertisers and e-commerce partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of services and features provided and the quality of support. Our primary competitors are other companies providing portal or other online services, especially to Spanish-language Internet users such as Yahoo!, America Online, StarMedia Network, El Sitio, Yupi, Prodigy, Microsoft, Lycos and Ole. Most of our competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. Our competitors may offer Internet products and services that are superior to ours or that achieve greater market acceptance. There can be no assurance that competition will not limit traffic on, and the value of, our Web site.

TECHNOLOGICAL CHANGES COULD IMPAIR OUR ABILITY TO COMPETE AND SUBJECT US TO SIGNIFICANT EXPENDITURES

The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our Internet content, particularly in response to competitive offerings. There can be no assurance that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by us to modify or adapt our Web site and services and could fundamentally affect the character, viability and frequency of Web-based advertising, either of which could have a material adverse effect on our business. In addition, new Internet services or enhancements offered by us may contain design flaws or other defects that could require costly modifications or result in a loss of consumer confidence.

FAILURE OF OUR COMPUTER SYSTEM OR THE SYSTEMS OF THIRD PARTIES TO ACHIEVE YEAR 2000 COMPLIANCE COULD ADVERSELY AFFECT OUR BUSINESS

Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit entries will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. In addition, computer systems operated by third parties with which our systems interface may not continue to properly interface with our systems or be compliant on a timely basis with Year 2000 requirements. We are currently evaluating the Year 2000 issue as it relates to our entire internal computer system as well as computer systems operated by third parties. We are incurring internal staff costs and may incur consulting and other expenses related to making our computer systems Year 2000 compliant. We will expense these costs as incurred. Any failure of our computer system or the systems of third parties to achieve Year 2000 compliance could adversely affect our business.

FUTURE SALES OF OUR COMMON STOCK OR SHARES ISSUABLE UPON EXERCISE OF STOCK OPTIONS COULD ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS

We currently have 14,632,921 shares of common stock outstanding. Sale of substantial amounts of common stock, or the perception that sales could occur, could reduce the market price of the common stock. Currently, there are outstanding stock options or common stock purchase warrants to acquire 4,365,500 shares of common stock at exercise prices ranging from $1.00 to $19.80 per share, including 1,400,000 common stock purchase warrants subject to demand and piggy-back registration rights.

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY

The price at which our common stock trades has been highly volatile and is likely to continue to fluctuate substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. As a result, investors in our common stock may experience a decrease in the value of their common stock regardless of our operating performance or prospects.

IF OUR STOCK PRICE IS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES

In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in our industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect upon our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS MAY BE UNRELIABLE

This prospectus (including the documents incorporated into this prospectus by reference) contains forward-looking statements regarding our intent, belief or current expectations. Discussions in this prospectus under the headings "Risk Factors," and "Our Business," as well as in other parts of this prospectus include such forward-looking statements. These statements are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause our actual future results to differ materially from those contemplated in the forward-looking statements. In particular, the risks and uncertainties described under "Risk Factors" in this prospectus could cause our actual future results to differ from what we contemplate. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                                  OUR BUSINESS

Quepasa.com is a Spanish-language Internet portal and online community focused initially on the U.S. Hispanic market. We provide users with information and interactive content centered around the Spanish language. We draw viewers to our Web site by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. Our online community includes a search engine, free e-mail, Spanish-language news feeds, chat rooms and message boards.

Our objective is to establish quepasa.com as a leading worldwide Spanish-language online community, offering our services to Spanish-speaking Internet users residing in the United States, Latin America, Europe and other regions of the world. Our initial focus is the U.S. Hispanic market where we believe there will continue to be dramatic growth among Internet users.

We were incorporated in Nevada in June 1997 under the name Internet Century, Inc. and changed our name in December 1998 to quepasa.com, inc. to reflect our decision to operate a Spanish-language portal and online community. Our corporate offices are located at One Arizona Center, 400 East Van Buren, Fourth Floor, Phoenix, Arizona 85004, telephone number (602) 716-0100. Our quepasa.com Web site is located at www.quepasa.com. Information contained in our Web site should not be considered a part of this prospectus.

                              SELLING STOCKHOLDERS

         The selling stockholders acquired beneficial ownership of all the shares listed below through stock options granted under our stock option plan. The following table shows, as of December 23, 1999:

         *    the name of each selling stockholder;

         *    how many shares the selling stockholder beneficially owns;

         * how many shares the selling stockholder can resell under this prospectus; and

         * assuming a selling stockholder sells all shares listed next to his or her name, how many shares the selling stockholder will beneficially own after completion of the offering.

We may amend or supplement this prospectus form time to time in the future to update or change this list of selling stockholders and shares that may be resold.

                                  Shares Beneficially           Maximum Number of
                                    Owned Prior to              Shares that may be           Shares Beneficially
    Selling Stockholder               Offering (1)            Resold in this Offering        Owned After Offering
----------------------------    ------------------------     -------------------------    --------------------------
Gary L. Trujillo (2)                    556,666                      950,000                       140,000
Juan C. Galan                            75,000                      125,000                             0
Bryan L. Ross                           115,000                      115,000                             0
Robert J. Taylor                         70,000                      150,000                             0
Luis Emiro Garcia                         7,500                       30,000                             0
Luis Raphael Garcia                           0                       30,000                             0
Allen Dunaway                            20,833                      125,000                             0
Robert Weinstein                         25,940                      100,000                           940
Barbara Sargenti                              0                       75,000                             0
Jose Ronstadt                                 0                      150,000                             0
L. William Seidman (3)                1,756,512                      159,000                     1,625,846
Jerry J. Colangelo (4)                  140,930                       83,500                        90,000
Jose Maria Figueres                      55,166                       81,000                             0
Alan J. Sokol (5)                     1,605,333                       32,000                     1,600,000
Dr. Louis Olivas                         30,749                       59,500                             0

----------

(1) We have calculated the number of shares each selling stockholder "beneficially owns" in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership, as defined in Rule 13d-3, does not necessarily indicate beneficial ownership for any other purpose. Under Rule 13d-3, a person beneficially owns all shares that they have either sole or shared voting power or sole or shared investment power, as well as shares which they have the right to acquire within 60 days of December 23, 1999 (i.e., on or before February 22, 2000).

(2) Includes 25,000 shares owned by Southwest Harvard Group, a company owned by Mr. Trujillo. Does not include shares subject to the voting trust agreement described in footnote (3) below.

(3) Includes 1,618,704 shares of common stock which will be voted by Mr. Seidman and Mr. Trujillo pursuant to a voting trust agreement with two of our stockholders.

(4) Includes 65,000 shares owned by Internet Partners, LLC, a limited liability company in which Mr. Colangelo is one of four members.

(5) Includes 600,000 shares of common stock owned by Telemundo Network Group LLC, and warrants to purchase 1,000,000 shares of our common stock. Mr. Sokol is the Chief Operating Officer of Telemundo. Mr. Sokol disclaims beneficial ownership of all shares of our common stock owned beneficially by Telemundo.

                              PLAN OF DISTRIBUTION

         We have been advised by the selling stockholders that they intend to sell all or a portion of the shares offered from time to time in the Nasdaq National Market and that sales will be made at prices prevailing in the Nasdaq National Market at the times of sale. The selling stockholders may also make private sales directly or through brokers who may act as agents or principals. Further, the selling stockholders may choose to dispose of their shares by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the selling stockholders and any participating brokers may be deemed to be underwriters within the meaning of the Securities Act of 1933.

         Any broker-dealer participating as agent for the selling stockholders or for the purchasers may receive commissions. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above), in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with these resales may pay to or receive commissions from the purchasers.

         We have advised the selling stockholders that Regulation M promulgated under the Securities Exchange Act of 1934 may apply to sales in the market and has informed them of the possible need for delivery of copies of this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and, if any broker-dealers purchase shares as principal, any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Upon notification by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act of 1933, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which the shares were sold by the selling stockholders, the commissions paid or discounts or concessions allowed by the selling stockholders to such broker-dealer(s), and where applicable, that the broker-dealer(s) did not conduct any investigation to verify the information set forth in this resale prospectus.

         Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 and 701 under the Securities Act may be resold under Rule 144 rather than pursuant to this prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be our "affiliate", is entitled to sell within any three month period "restricted shares" beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in shares of common stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from us or our affiliate. Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding us. A person who has not been our "affiliate" at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or the other requirements of Rule 144, provided that at least one year has elapsed since the shares were acquired from us or our affiliate. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of us who purchases shares from us in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell these shares in reliance on Rule 144, but without compliance with the certain restrictions contained in Rule 144.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their common stock:

         o Prospectus, dated June 24, 1999, filed pursuant to Rule 424(b) under the Securities Act;

         o    Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

         o Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

         o Periodic Reports on Form 8-K filed on August 2, August 10, September 3, November 1, and December 23, 1999;

         o    Registration Statement on Form S-8, filed November 1, 1999; and

         o The description of our common stock contained in our registration statement on Form 8-A, filed March 16, 1999.

We have also filed a registration statement on Form S-8/S-3 with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and the common stock. You may request a copy of these filings at no cost. Please direct your requests to:

                           Juan Galan
                           Chief Financial Officer
                           quepasa.com, inc.
                           400 East Van Buren, 4th Floor
                           Phoenix, Arizona 85004
                           (602) 716-0100

You may also want to refer to our web site at www.quepasa.com. Our web site is not a part of this resale prospectus.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

         WHERE YOU CAN FIND MORE INFORMATION REGARDING QUEPASA.COM, INC.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

         Our common stock is listed on the Nasdaq National Market. Reports, proxy statements and other information concerning our Company can be reviewed at the Nasdaq Stock Market, 1735 "K" Street, NW, Washington, DC 20006.

            INDEMNIFICATION AND THE SEC'S POSITION ON ENFORCEABILITY

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers. Under certain circumstances, this may include indemnification for liabilities arising under the Securities Act of 1933 as well as for expenses incurred in that regard. Our Certificate of Incorporation and Bylaws provide for the indemnification of our present and former directors, officers, employees and agents to the maximum extent permitted by the Delaware General Corporation Law. We have also entered into, or will enter into, indemnification agreements with our officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

           PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

         The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated by reference into this Registration Statement:

         (a) The Registrant's Prospectus, dated June 24, 1999, filed pursuant to Rule 424(b) under the Securities Act;

         (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the filing of the Prospectus referred to in (a) above; and

         (c) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-A, dated March 16, 1999.

         In addition, all documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all such securities then remaining unsold, shall be deemed to be incorporated in this Registration Statement by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

ITEM 4. DESCRIPTION OF SECURITIES.

         Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

         Not applicable.

ITEM 6. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         The Registrant's Articles of Incorporation, as amended (the "Articles"), provide that the liability of the Registrant's directors for monetary damages for breach of fiduciary duty is eliminated to the fullest extent permitted by Nevada law and that the Registrant's officers and directors shall be indemnified by the Registrant against any liability to the fullest extent permitted by Nevada law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         The Registrant's Amended and Restated Bylaws (the "Bylaws") provide that the Registrant shall indemnify the currently acting and former directors, officers, employees and agents of the Registrant or another corporation, partnership, joint venture, trust, association or other enterprise against reasonably incurred expenses, judgments, penalties, fines and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined that such person reasonably believed (i) in the case of conduct in his official capacity with the Registrant, that his conduct was in the Registrant's best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to the Registrant's best interests, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

         Not applicable.

ITEM 8. EXHIBITS.

  EXHIBIT
  NUMBER                          DESCRIPTION OF DOCUMENT
  -------                         -----------------------
     4.1      The Registrant's Amended and Restated 1998 Stock Option Plan
              (incorporated herein by reference to Exhibit 10.33 to the
              Registrant's Registration Statement on Form S-1, SEC File No. 333-74201).
     5.1      Opinion of Brownstein Hyatt & Farber, P.C.
     23.1     Consent of Ehrhardt Keefe Steiner & Hottman, P.C..
     23.2     Consent of Brownstein Hyatt & Farber, P.C. (included in Exhibit 5.1).

ITEM 9. UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on December 27, 1999.

                                        QUEPASA.COM, INC.,
                                        a Nevada corporation

                                        By: /s/ Gary L. Trujillo
                                            ----------------------------------
                                        Name:   Gary L. Trujillo
                                        Title:  Chairman and Chief Executive
                                                Officer (Principal Executive
                                                Officer)

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

NAME                            TITLE                               DATE
----                            -----                               ----
/s/ Gary L. Trujillo            Chairman and Chief Executive        December 27, 1999
----------------------------    Officer (Principal Executive
    Gary L. Trujillo            Officer)

/s/ Juan C. Galan               Chief Financial Officer             December 27, 1999
----------------------------    (Chief Financial and Accounting
    Juan C. Galan               Officer)

/s/ L. William Seidman          Director                            December 27, 1999
----------------------------
    L. William Seidman

/s/ Alan J. Sokol               Director                            December 27, 1999
----------------------------
    Alan J. Sokol

/s/ Jerry J. Colangelo          Director                            December 27, 1999
----------------------------
    Jerry J. Colangelo

/s/ Jeffrey S. Peterson         Director                            December 27, 1999
----------------------------
    Jeffrey S. Peterson

NAME                            TITLE                               DATE
----                            -----                               ----
/s/ Dr. Louis Olivas            Director                            December 27, 1999
----------------------------
    Dr. Louis Olivas

/s/ Jose Maria Figueres         Director                            December 27, 1999
----------------------------
    Jose Maria Figueres

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER                          DESCRIPTION OF DOCUMENT
  -------                         -----------------------
     4.1      The Registrant's Amended and Restated 1998 Stock Option Plan
              (incorporated herein by reference to Exhibit 10.33 to the
              Registrant's Registration Statement on Form S-1, SEC File No. 333-74201).
     5.1      Opinion of Brownstein Hyatt & Farber, P.C.
     23.1     Consent of Ehrhardt Keefe Steiner & Hottman, P.C..
     23.2     Consent of Brownstein Hyatt & Farber, P.C. (included in Exhibit 5.1).